November 20, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:              Mr. Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

CC:         Ms. Tracey Houser, Staff Accountant
                Division of Corporation Finance

Mr. Edward M. Kelly, Senior Counsel
Division of Corporation Finance

Ms. Pamela A. Long, Associate Director
Division of Corporation Finance

RE:         NL Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008,  Filed March 12, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 1-640

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated October 27, 2009 (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K and Forms 10-Q of NL Industries, Inc. (“NL”).  NL has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Income Overview

1.	To allow an investor to easily understand the impact of the primary items impacting earnings per share, please quantify each factor to the extent possible in future filings.

We note that each of the items we identify as impacting the comparability of our results of operations in the Net Income Overview section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is discussed in more quantitative detail in subsequent sections of the MD&A.  In response to the comment of the Staff in this regard, in our future filings with the Commission we will clarify that each of the items we identify as impacting the comparability of our results of operations in the Net Income Overview section of our MD&A are more fully described in subsequent sections of the MD&A.  We included such clarification in the “Net Income (Loss) Overview” section of the MD&A included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Critical Accounting Policies and Estimates

2.
We note your statement that reserves for obsolete or unmarketable inventories is a critical estimate for your component products.  Given the significance of inventories to current assets and the decline in sales volumes in the component products business, please include disclosures of the assumptions used and the uncertainties associated with such assumptions when estimating the reserves for obsolete or unmarketable inventories in future filings.  Please refer to Section 501.14 of the Financial Reporting Codification for guidance as to the disclosures that should be provided for critical accounting estimates.

In our future filings with the Commission, to the extent we conclude it is reasonably likely that changes in our reserves for obsolete or unmarketable inventories would have a material effect on our financial condition, results of operations or liquidity, we will expand our disclosures regarding the significant assumptions used when we estimate our reserves for obsolete or unmarketable inventories, and the uncertainties associated with such assumptions, including disclosures regarding (i) the general time frame in which we estimate future demand for our products, and how such future demand relates to our inventory quantities on hand, when we establish our reserves, (ii) how accurate our reserve estimates have been in the recent past, (iii) how much the reserve estimates have changed in the recent past and (iv) whether it is reasonably likely our reserve estimates could change in the near term future.

Long-lived assets

3.
We note your disclosure that no impairments of your long-lived assets were identified during fiscal year 2008, including the other intangible assets of your Marine Components reporting unit.  We further note that you tested the assets allocated to your Marine Components reporting unit for impairment during the second quarter of fiscal year 2009.  In future filings, please disclose the carrying value of the assets tested for impairment as of the most recent testing date by asset group.  To the extent that undiscounted cash flows are not materially different from the carrying value, please disclose the percentage by which undiscounted cash flows exceeded the carrying value by asset group.  Please note that disclosure of the carrying values the business units/asset groups that are generating negative cash flows and are at risk for impairment should be disclosed.  Otherwise, there is a concern that investors may not understand the magnitude of your material uncertainties.  Please also provide investors with the specific factors that could lead to material impairment charges for each group of assets that are at-risk.  Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results.  Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge.  See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4.  Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off.  This includes an obligation to provide information regarding the magnitude of exposure to loss.”

In our future filings with the Commission, we will disclose the carrying value of each asset group we tested for impairment as of the most recent testing date (including any asset group which is generating negative cash flows).  In addition, to the extent the undiscounted cash flows associated with such asset group are not materially different from the carrying value of the asset group (and therefore such asset group would be at risk for a possible future impairment charge), we will disclose (i) the maximum percentage by which such undiscounted cash flows could decrease before we would conclude recognition of a material impairment charge would be reasonably likely and (ii) any material uncertainties or other specific factors that could cause such cash flows to decrease and therefore lead to recognition of such material impairment charge. For example, in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, we expanded our disclosures regarding the asset groups within our Marine Components reporting unit which were tested for impairment, including providing the asset carrying values of the asset groups tested for impairment, in the “Income (loss) From Operations – CompX International Inc. – Outlook” section of our MD&A.  We also note that although the operating performance of our Marine Components reporting unit has been below our expectations, the reporting unit has generated positive cash flows in 2009.

Goodwill

4.
We note that in addition to testing the Furniture Components reporting unit’s goodwill for impairment at the annual testing period in the third quarter, you also tested this reporting unit’s goodwill for impairment during the fourth quarter of fiscal year 2008 and the second quarter of fiscal 2009.  In future filings, please provide investors with a more specific explanation as to why you needed to test Furniture Components’ goodwill for impairment at an interim date.  For example, disclosure that states an interim testing was required because actual cash flows fell below estimated cash flows with an indication that future cash flows would also fall below estimated cash flows, if correct, provides investors with a better understanding as to why management was required to test goodwill for this reporting unit at an interim date.

In our future filings with the Commission, to the extent we test the goodwill associated with any of our reporting units for impairment at an interim date, we will include a more detailed discussion of the reasons that led management to conclude such an interim impairment test was required  (e.g. sales and operating income for a reporting unit falling materially below our projections, or a reporting unit that has generated significant negative cash flows or operating losses for a sustained period).   For example, in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, we note that we tested our Furniture Component reporting unit’s goodwill “due to continued unfavorable economic conditions and lower than expected results.”  In our future filings with the Commission, we would clarify that “lower than expected results” refers to actual sales and operating income falling materially below our projections for the reporting unit.  We did not specifically include any of these disclosures in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as we completed our annual goodwill impairment analysis during this quarter (i.e. the impairment analysis we most recently completed was not an interim impairment analysis).

5.
To the extent that the estimated fair value of any of your reporting units does not significantly exceed the carrying value, please disclose the percentage by which fair value exceeds the carrying value as of the most recent step one testing date.  For those reporting units, please also provide a more detailed discussion of the degree of uncertainty associated with the key assumptions used in the cash flow analysis.  An example would be to discuss when your cash flow analysis assumes recovery from the current downturn within a defined period of time.  In addition, please discuss the potential events and/or changes in circumstances specific to the reporting unit that could reasonably be expected to negatively affect the key assumptions.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future filings.

In our future filings with the Commission, to the extent the estimated fair value of any of our reporting units does not significantly exceed the carrying value of such reporting unit, we will expand the quantitative disclosures regarding the goodwill associated with such reporting unit to disclose (i) the percentage by which the estimated fair value of such reporting unit exceeds our carrying value of such reporting unit and (ii) the amount of goodwill we have recognized for such reporting unit.  We will also disclose the degree of uncertainty associated with the key assumptions used in our cash flow analysis and potential events and/or changes in circumstances that could reasonably be expected to negatively impact such key assumptions by disclosing (i) the maximum percentage by which our estimated future cash flows from operations less capital expenditures for such reporting unit could decrease before it would be reasonably likely to conclude an impairment of the goodwill associated with such reporting unit would be present and (ii) the percentage increase in the rate used  to discount such cash flows that would reduce the enterprise value for such reporting unit sufficiently to indicate a potential impairment was present.  Please see the “Income (loss) From Operations – CompX International Inc. – Outlook” section of our MD&A included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 for such expanded disclosures regarding the potential for a goodwill impairment at our Furniture Components reporting unit.  We also note that the estimated fair value of our remaining reporting units with goodwill at September 30, 2009 exceeds the carrying value of the reporting unit by a substantial amount.

CompX International Inc.

6.
As CompX International Inc. represents substantially all of your net sales and gross margin as the primary consolidated entity, please include a more detailed analysis of CompX’s income from operations.  Further, to the extent that there are factors specific to any of CompX’s three primary markets that are materially impacting net sales and other components of income from continuing operations, a discussion and analysis of those factors should be provided by primary market.  Please refer to the discussion and analysis CompX provides in the MD&A section of their Form 10-K.  Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

In our future filings with the Commission, we will include a more detailed analysis of CompX’s income from operations, including making reference to any factors specific to CompX’s three primary markets (i.e. security products, furniture components and marine components) that are materially impacting NL’s net sales and income from operations attributable to CompX.

Assumptions on defined benefit pension plans and OPEB plans

7.
We note that the U.S. plan assets were invested in The Combined Master Retirement Trust (CMRT) during fiscal year 2008.  We further note that 53% of the CMRT assets were invested in equity securities with 43% invested in fixed income securities.  Finally, we note your disclosure that the 20-year rate of return is 11%.  Based on Valhi, Inc.’s fiscal year 2008 Form 10-K, we note that this 20-year rate of return is excluding the TIMET investment.  Please tell us and disclose in future filings the 20-year rate of return for the CMRT assets including the TIMET investment.  To the extent that this rate is lower than the expected long-term rate of return that you are using to estimate your periodic defined pension cost, please provide investors with a detailed explanation as to why you believe the assumption is reasonable.

As disclosed in Note 16 to NL’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2008, the CMRT is a collective investment trust sponsored by Contran Corporation (“Contran”) to permit the collective investment by certain master trusts which fund certain employee benefit plans sponsored by Contran and certain of its affiliates, including NL’s U.S. defined benefit pension plan.  Our U.S. defined benefit pension plan does not invest in the portion of the CMRT that holds Titanium Metals Corporation (“TIMET”) common stock.  Therefore, for purposes of disclosure in NL’s consolidated financial statements, we do not believe it would be relevant or meaningful to disclose the 20-year rate of return for the CMRT, inclusive of the CMRT’s investment in TIMET.  For the benefit of the Staff, we note that the 20-year rate of return for the CMRT at December 31, 2008, inclusive of the CMRT’s investment in TIMET, is approximately 290 basis points higher than such 20-year rate of return, exclusive of the CMRT’s investment in TIMET.

In response to the Staff’s comment, in our future filings with the Commission we will clarify that (i) the CMRT holds an investment in TIMET common stock, (ii) NL’s plan assets are not invested in the portion of the CMRT that holds TIMET common stock and (iii) the 20-year rate of return we disclose for the CMRT is exclusive of the CMRT’s investment in TIMET.

Liquidity and Capital Resources

8.
We note that the Kronos European credit facility was not in compliance with its financial covenant as of March, 31, 2009 and June 30, 2009, for which you obtained waivers from the lenders.  In future filings, please disclose the financial covenants required to be met for each of your debt instruments to the extent that you have determined that it is reasonably likely you will not meet these financial covenants.  This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period.  This disclosure will allow an investor to easily understand your current status in meeting your financial covenants.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

In our future filings with the Commission, if we have concluded a violation of any of the financial covenants required to be met under each of our debt instruments is reasonably likely, we will disclose and discuss the specific terms of any such financial covenant, including the maximum/minimum ratios/amounts permitted under the debt instruments and the actual ratios/amounts achieved for the current reporting period.  With respect to Kronos’ European credit facility, effective September 15, 2009 Kronos entered into an amendment to such credit facility that, among other things, added two additional financial covenants and temporarily eliminated the financial covenant for which Kronos had obtained waivers from the lenders, as more fully described on the Current Report on Form 8-K dated September 15, 2009, filed by Kronos International, Inc.  We also disclosed the amendment to such credit facility in the “Consolidated cash flows – Investing and financing activities” section of the MD&A included in NL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  Kronos believes it will be able to comply with the new financial covenants through the maturity date of the facility.

9.
In future filings, please disclose the amount of the cash dividends received from Kronos and TIMET during fiscal year 2008.  This disclosure will allow investors to understand the impact of Kronos and TIMET suspending its cash dividend for fiscal year 2009 to your liquidity.

In our future filings with the Commission, we will disclose the amount of cash dividends we received from Kronos and TIMET during fiscal year 2008.  We disclosed such dividends received in the “Liquidity – Dividends” section of the MD&A included in NL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Note 1 – Organization and base of presentation

Inventories and cost of goods sold

10.
In future filings, please revise your accounting policy to state all material methods of determining costs related to your inventories, including the amounts of each major inventory category that each method relates along with any other required disclosures for the corresponding cost methods.

In our future filings with the Commission, we will revise our accounting policy related to our inventories to disclose all material methods of determining cost for our raw materials, work in process and finished products inventory, and provide any required disclosures related to such cost methods.

Note 15 – Income taxes

11.
We note your disclosure regarding the Canadian tax authorities’ proposed adjustments for the years 2002 – 2004 for Kronos.  In future filings, please disclose the amount of the adjustments the Canadian tax authorities are proposing along with the impact such adjustment would have to your consolidated financial statements.  Otherwise, please disclose that the impact is immaterial.

In our future filings with the Commission, we will disclose (i) the impact the Canadian tax authorities’ proposed adjustments for the years 2002 – 2004 would have on Kronos’ consolidated financial statements if the full amount of the proposed adjustments were ultimately to be assessed against Kronos and (ii) the impact any future tax adjustments that any tax authority may propose against us would have on our consolidated financial statements if the full amount of such proposed adjustments were ultimately to be assessed against us, in both cases to the extent such impact would be material.  Alternatively, if such impact would not be material, we will disclose that such impact would be immaterial.

Note 19 – Commitments and contingencies

Environmental matters and litigation

12.
We note that you were unable to reasonably estimate your liability for 20 NL sites as of December 31, 2008, and 25 NL sites as of June 30, 2009.  In future filings, please disclose the number of sites that you were able to reasonably estimate the probable loss and the number of sites that you were able to reasonably estimate the reasonably possible loss.

In our future filings with the Commission, and in addition to our current disclosures with respect to our environmental matters and litigation, we will disclose the approximate number of environmental sites for which we have concluded liability to NL is probable and reasonably estimable (i.e. the approximate number of sites inherent in NL’s accrued environmental cost).  We disclosed such number of sites in Note 10 to our consolidated financial statements included in NL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Exhibit 10.23, 10.25, 10.31, 10.32, 10.35, 10.36, 10.37 and 10.41

13.
We note the statements that some schedules, exhibit, annexes, and similar attachments have not been filed and that NL Industries will furnish them supplementally to the Commission.  Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding schedules or similar attachments.  Please revise in future filings.

We did not file the schedules, exhibits, annexes and similar attachments to the indicated Exhibits as we believe such schedules, exhibits, annexes and similar attachments do not contain any additional information that is material in relation to the documents that were filed as Exhibits.  We also concluded that the guidance of Exchange Act Rule 12b-31 would support such an exclusion from filing.

In response to the comment of the Staff in this regard, in our future filings with the Commission we will include any material schedule, exhibit, annex or similar attachment to any new document that we file as an Exhibit pursuant to Item 601(b)(10) of Regulation S-K.

NL acknowledges that:

•	NL is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	NL may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

NL Industries, Inc.

By: _/s/ Gregory M. Swalwell
Gregory M. Swalwell,
Vice President, Finance and
            Chief Financial Officer